Issuer Free Writing Prospectus

Dated December 3, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-188218

Xerox Corporation

Pricing Term Sheet

Issuer:	Xerox Corporation
Security Description:	Senior Notes
Distribution:	SEC Registered
Size:	$500,000,000
Coupon:	2.750%
Maturity:	March 15, 2019
Offering Price:	99.915%
Yield to Maturity:	2.768%
Spread to Benchmark:	T+ 137.5 bps
Benchmark:	1.250% due November 30, 2018
Ratings:	Baa2 / BBB / BBB
Interest Payment Dates:	March 15 and September 15
Beginning:	March 15, 2014
Record Dates:	March 1 and September 1 preceding relevant Interest Payment Date
Make-Whole Call:	T+20 bps
Trade Date:	December 3, 2013
Settlement Date:	December 6, 2013 (T+ 3)
CUSIP:	984121 CG6
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

Mizuho Securities USA Inc.

UBS Securities LLC

Lloyds Securities Inc.

PNC Capital Markets LLC

Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 800-294-1322.